

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 1, 2018

Via E-mail
Dusan Konc
President and Chief Executive Officer
Vado Corp.
Dlhá 816/9
Nitra, Slovakia 94901

> **Re:  Vado Corp.**
> **Amendment No. 2 to**
> **Registration Statement on Form S-1**
> **Filed April 23, 2018**
> **File No. 333-222593**

Dear Mr. Konc:

We have reviewed your amended registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.  Unless we note otherwise, our references to prior comments are to comments in our March 9, 2018 letter.

Future Sales by Existing Stockholders, page 24

1.      We reissue prior comment 1.  It remains unclear from your response how you concluded you are not a shell company, as defined in Securities Act Rule 405.  It is unclear how you concluded that entering into an agreement to purchase a machine constitutes the commencement of operations; therefore, it appears you have not yet commenced operations.  Please provide an expanded analysis of how you determined that your shareholders may rely on Rule 144 to resell securities, or revise your disclosure, as applicable to clearly reflect that you are a shell company and the impact that has upon the availability of Rule 144.

2.        Please disclose the total amount to be paid under the equipment sales and purchase agreement.  Also, please clarify when the last payment will be paid.  Both the disclosure in this section and the agreement reference monthly payments beginning June 1, 2018 through May 1, 2018.

        Please contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters.  You may contact Ruairi Regan at (202) 551-3269 or Pamela Howell, Special Counsel, at (202) 551-3357 if you have any other questions.

                               Sincerely,

                               /s/ Pamela Howell
                               for

                               John Reynolds
                               Assistant Director
                               Office of Beverages,
                               Apparel and Mining

cc:      Robert J. Zepfel, Esq.
           Haddan & Zepfel LLP